Exhibit 99.1

Canadian Solar Appoints Jianyi Zhang as Senior Vice President,
General Counsel and Chief Compliance Officer

Guelph, Ontario, April 21, 2016  — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced the appointment of Jianyi Zhang as Senior Vice President, General Counsel and Chief Compliance Officer of the Company.

Most recently, Mr. Zhang served, consecutively, as senior advisor to Chinese law firms of Jingtian & Gongcheng Law Firm, Runbo Law Firm, East Associates Law Firm and East & Concord Partners in Beijing.  Before that, Mr. Zhang held a senior assistant general counsel position at Walmart Stores, Inc..  Prior to joining Walmart Stores Inc., Mr. Zhang worked for Troutman Sanders LLP as a partner.  Mr. Zhang received his B.A. degree and M.A. degree from the University of Helsinki, Finland and his J.D. degree from Washington University School of Law in St. Louis, USA.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “I am delighted to welcome Jianyi to the Canadian Solar team. Jianyi brings to us deep legal expertise and a breadth of experience with prominent international companies.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 14 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.